Bradford & Bingley

RECEIVED

2007 OCT 15 P 4:29

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

BEST AVAILABLE COPY

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

07027210

Tel. 01274 806106

28 September 2007

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

Phil Kershaw
Deputy Company Secretary

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

dlw 10/16

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Free annual report

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Transaction in Own Shares
Released	16:50 06-Sep-07
Number	4502D

The Company announces that on 06 September 2007 it purchased for cancellation from UBS Limited **500,000** ordinary shares at an average price of **357.22** pence per share. The highest price paid was **365** pence per share and the lowest price paid was **351.25** pence per share.

Following the cancellation of these shares, the outstanding issued share capital of the Company will be 626,674,534 ordinary shares.

Bradford & Bingley plc capital consists of 626,674,534ordinary shares with voting rights. Following the above purchase, Bradford & Bingley plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Bradford & Bingley plc is 626,674,534.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bradford & Bingley plc under the FSA's Disclosure and Transparency Rules

Enquiries:

Bradford & Bingley plc 01274 806341

Neil Vanham

END

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Regulatory Announcement

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Free annual report

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Transaction in Own Shares
Released	16:59 07-Sep-07
Number	5321D

The Company announces that on 07 September 2007 it purchased for cancellation from UBS Limited **1,000,000** ordinary shares at an average price of **343.7589** pence per share. The highest price paid was **358.25** pence per share and the lowest price paid was **337.75** pence per share.

Following the cancellation of these shares, the outstanding issued share capital of the Company will be 625,674,534 ordinary shares.

Bradford & Bingley plc capital consists of 625,674,534ordinary shares with voting rights. Following the above purchase, Bradford & Bingley plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Bradford & Bingley plc is 625,674,534.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bradford & Bingley plc under the FSA's Disclosure and Transparency Rules

Enquiries:

Bradford & Bingley plc 01274 806341

Neil Vanham

END

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Transaction in Own Shares
Released	17:01 10-Sep-07
Number	6074D

The Company announces that on10 September 2007 it purchased for cancellation from UBS Limited **500,000** ordinary shares at an average price of **339.1062** pence per share. The highest price paid was **342.50** pence per share and the lowest price paid was **333.25** pence per share.

Following the cancellation of these shares, the outstanding issued share capital of the Company will be 625,174,534 ordinary shares.

Bradford & Bingley plc capital consists of 625,174,534ordinary shares with voting rights. Following the above purchase, Bradford & Bingley plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Bradford & Bingley plc is 625,174,534.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bradford & Bingley plc under the FSA's Disclosure and Transparency Rules

Enquiries:

Bradford & Bingley plc 01274 806341

Neil Vanham

END

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Free annual report

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Transaction in Own Shares
Released	17:06 11-Sep-07
Number	6908D

The Company announces that on11 September 2007 it purchased for cancellation from UBS Limited **500,000** ordinary shares at an average price of **347** pence per share. The highest price paid was **351** pence per share and the lowest price paid was **340.50** pence per share.

Following the cancellation of these shares, the outstanding issued share capital of the Company will be 624,674,534 ordinary shares.

Bradford & Bingley plc capital consists of 624,674,534 ordinary shares with voting rights. Following the above purchase, Bradford & Bingley plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Bradford & Bingley plc is 624,674,534.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bradford & Bingley plc under the FSA's Disclosure and Transparency Rules

Enquiries:

Bradford & Bingley plc 01274 806341

Neil Vanham

END

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Free annual report

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Transaction in Own Shares
Released	16:40 12-Sep-07
Number	7632D

The Company announces that on12 September 2007 it purchased for cancellation from UBS Limited **500,000** ordinary shares at an average price of **351.8433** pence per share. The highest price paid was **358.25** pence per share and the lowest price paid was **349.25** pence per share.

Following the cancellation of these shares, the outstanding issued share capital of the Company will be 624,174,534 ordinary shares.

Bradford & Bingley plc capital consists of 624,174,534 ordinary shares with voting rights. Following the above purchase, Bradford & Bingley plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Bradford & Bingley plc is 624,174,534.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bradford & Bingley plc under the FSA's Disclosure and Transparency Rules

Enquiries:

Bradford & Bingley plc 01274 806341

Neil Vanham

END

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Free annual report

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Transaction in Own Shares
Released	16:53 13-Sep-07
Number	8373D

The Company announces that on13 September 2007 it purchased for cancellation from UBS Limited **750,000** ordinary shares at an average price of **353.6337** pence per share. The highest price paid was **359** pence per share and the lowest price paid was **350.25** pence per share.

Following the cancellation of these shares, the outstanding issued share capital of the Company will be 623,424,534 ordinary shares.

Bradford & Bingley plc capital consists of 623,424,534 ordinary shares with voting rights. Following the above purchase, Bradford & Bingley plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Bradford & Bingley plc is 623,424,534.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bradford & Bingley plc under the FSA's Disclosure and Transparency Rules

Enquiries:

Bradford & Bingley plc 01274 806341

Neil Vanham

END

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Regulatory Announcement

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Transaction in Own Shares
Released	16:35 14-Sep-07
Number	9090D

The Company announces that on14 September 2007 it purchased for cancellation from UBS Limited **1,000,000** ordinary shares at an average price of **330.9971** pence per share. The highest price paid was **352** pence per share and the lowest price paid was **320.50** pence per share.

Following the cancellation of these shares, the outstanding issued share capital of the Company will be 622,424,534 ordinary shares.

Bradford & Bingley plc capital consists of 622,424,534 ordinary shares with voting rights. Following the above purchase, Bradford & Bingley plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Bradford & Bingley plc is 622,424,534.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bradford & Bingley plc under the FSA's Disclosure and Transparency Rules

Enquiries:

Bradford & Bingley plc 01274 806341

Neil Vanham

END

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Free annual report

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Transaction in Own Shares
Released	17:09 26-Sep-07
Number	5670E

The Company announces that on 26 September 2007 it purchased for cancellation from UBS Limited **500,000** ordinary shares at an average price of **289.5422** pence per share. The highest price paid was **296.50** pence per share and the lowest price paid was **284** pence per share.

Following the cancellation of these shares, the outstanding issued share capital of the Company will be 621,924,534 ordinary shares.

Bradford & Bingley plc capital consists of 621,924,534 ordinary shares with voting rights. Following the above purchase, Bradford & Bingley plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Bradford & Bingley plc is 621,924,534.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bradford & Bingley plc under the FSA's Disclosure and Transparency Rules

Enquiries:

Bradford & Bingley plc 01274 806341

Neil Vanham

END

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Transaction in Own Shares
Released	16:54 28-Sep-07
Number	7987E

The Company announces that on 28 September 2007 it purchased for cancellation from UBS Limited **250,000** ordinary shares at an average price of **296.1655** pence per share. The highest price paid was **305.25** pence per share and the lowest price paid was **290.75** pence per share.

Following the cancellation of these shares, the outstanding issued share capital of the Company will be 621,674,534 ordinary shares.

Bradford & Bingley plc capital consists of 621,674,534 ordinary shares with voting rights. Following the above purchase, Bradford & Bingley plc holds no ordinary shares as treasury shares.

Therefore, the total number of shares with voting rights in Bradford & Bingley plc is 621,674,534.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Bradford & Bingley plc under the FSA's Disclosure and Transparency Rules

Enquiries:

Bradford & Bingley plc 01274 806341

Neil Vanham

END

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Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Master Trust Quarterly Report
Released	13:00 17-Sep-07
Number	9596D

Bradford & Bingley plc

Aire Valley Finance (No.2) plc

The latest Quarterly Report for Aire Valley Finance (No.2) plc is now available at www.bbg.co.uk/bbg/ir/dis/securitisation/

During the previous quarter the following movements have occurred:

Portfolio Characteristics	**September 2007**	**June 2007**
Outstanding current balance of mortgages	£361,487,584	£393,927,753
Number of mortgages	4,026	4,376
Average loan balance	£89,788	£90,020
Average LTV	62.58%	62.99%
Arrears:		
1 month +	0.25%	0.18%
3 months +	0.10%	0.07%
12 months +	0.02%	0.02%

Contacts :

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

Regulatory Announcement

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Free annual report

Company	Bradford & Bingley PLC
TIDM	BB.
Headline	Holding(s) in Company
Released	10:29 17-Sep-07
Number	9418D

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Bradford & Bingley PLC
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	**Yes**
Other (please specify):______________	
3. Full name of person(s) subject to the notification obligation:	Legal & General Group Plc (L&G)
4. Full name of shareholder(s) (if different from 3.):	Legal & General Assurance (Pensions Management) Limited (PMC)
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	11 September 2007
6. Date on which issuer notified:	12 September 2007
7. Threshold(s) that is/are crossed or reached:	From 3% to 4% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**		
	Number of	**Number of**	**Number**	**Number of voting**	**% of voting rights**

	Shares	Voting Rights	of shares	rights			
			Direct	Direct	Indirect	Direct	Indirect
Ord GBP0.25	22,075,231	22,075,231	24,989,130	24,989,130		4.00	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
24,989,130	4.00

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (24,989,130 = 4.00% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (21,926,146 – 3.51% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (21,926,146 – 3.51% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	Notification using the total voting rights figure of 624,674,534
14. Contact name:	Helen Lewis (LGIM)
15. Contact telephone number:	0203 124 3851

END

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19 September 2007

Bradford & Bingley plc

Bradford & Bingley Covered Bonds LLP

The latest Monthly Report for Bradford & Bingley Covered Bonds LLP is now available at www.bbg.co.uk/bbg/ir/dis/covbond/

During the previous month the following movements have occurred:

Portfolio Characteristics	**September 2007**	**August 2007**
Outstanding current balance of mortgages	£8,933,323,968	£9,051,089,349
Number of mortgages	96,479	96,913
Average loan balance	£92,593	£93,394
Weighted average current LTV	62.13%	62.84%
Arrears:		
1 month +	2.94%	2.84%
3 months +	0.78%	0.61%
Repossessions	0%	0%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

20 September 2007

Bradford & Bingley plc

Aire Valley Trustee Limited

Quarterly report re: Aire Valley Trustee Limited, Aire Valley Funding 1 Limited and Aire Valley Mortgages 2004-1 plc, Aire Valley Mortgages 2005-1 plc, Aire Valley Mortgages 2006-1 plc, Aire Valley Mortgages 2007-1 plc

The latest Quarterly Report for Aire Valley Trustee Limited is now available at www.bbg.co.uk/bbg/ir/dis/securitisation/

During the previous quarter the following movements have occurred:

Portfolio Characteristics	**September 2007**	**June 2007**
Outstanding current balance of mortgages	£11,015,549,924	£11,569,937,178
Number of mortgages	87,985	92,809
Average loan balance	£125,198	£124,667
Weighted average current LTV	77.75%	77.88%
Arrears:		
1 month +	1.80%	1.63%
3 months +	0.66%	0.64%
12 months +	0.02%	0.02%
Repossessions	0.10%	0.11%

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Neil Vanham
Tel: +44 (0) 1274 806341
Email: neil.vanham@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5645
Email: nickie.aiken@bbg.co.uk

END

Bradford & Bingley plc

Notification of Major Interests in Shares

We have today been notified that Barclays PLC no longer have a notifiable interest in the ordinary shares of Bradford & Bingley plc.

20 September 2007
END

24 September 2007

Bradford & Bingley plc

"Bradford & Bingley can confirm the report in Euroweek that they have issued a £500m privately placed two year covered bond through ABN AMRO."

Contacts:

Investor Relations:
Katherine Conway
Tel: +44 (0) 1274 554928
Email: katherine.conway@bbg.co.uk

Press Office:
Nickie Aiken
Tel: +44 (0) 20 7067 5632
Email: nickie.aiken@bbg.co.uk

END

Bradford & Bingley plc

Notification of Major Interests in Shares

We have today been notified that Lloyds TSB Group Plc no longer have a notifiable interest in the ordinary shares of Bradford & Bingley plc.

24 September 2007
END

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company

Bradford & Bingley plc

2. Name of shareholder with a major interest

Prudential plc

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above or in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named above.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

MAGIM HSBC GIS NOM(UK) SALI	157,242
NORTRUST NOMINEE LTD A/C MHA01	1,500,000
NORTRUST NOMINEE LTD A/C MHE01	1,000,000
NORTRUST NOMINEE LTD A/C MHF01	134,627
NORTRUST NOMINEE LTD A/C MKD01	2,500,000
NORTRUST NOMINEE LTD A/C MNB01	22,359
NORTRUST NOMS LTD	462,103
NORTRUST NOMS LTD A/C CRI01	5,250,000
NORTRUST NOMS LTD A/C MVA01	300,000
NORTRUST NOMS LTD A/C MVB01	328,886
NORTRUST NOMS LTD A/C PUC01	193,804
NORTRUST NOMS LTD A/C PUE01	2,800
NORTRUST NOMS LTD A/C PUF01	208,626
NORTRUST NOMS LTD A/C PUR01	2,578,812
PRUCLT HSBC GIS NOM(UK) PAC AC	16,487,634
PRUCLT HSBC GIS NOM(UK) PHL AC	584,000
PRUCLT HSBC GIS NOM(UK) PPL AC	205,865
PRUCLT HSBC GIS NOM(UK)EQBF AC	65,475
PRUCLT HSBC GIS NOM(UK)HYBF AC	124,770
PRUCLT HSBC GIS NOM(UK)MNBF AC	93,171
PRUCLT HSBC GIS NOM(UK)PENE AC	364,942
RBS INTERNATIONAL (GUERNSEY)	274,129
RECOVERY INV COMPANY LIMITED	224,194

5. Number of shares / amount of stock acquired

Not known

Sc27090701

END